August 14, 2009
Our Ref. No. 2009716179
Omgeo LLC

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter of August 13, 2009 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Rules 204-2(a)(7), 204-2(b)(3) and 204-2(g) under the Investment Advisers Act of 1940 (the "Advisers Act") against an investment adviser registered under the Advisers Act ("Adviser") that subscribes to a Recordkeeping Service (as defined below) provided by Omgeo LLC ("Omgeo") if trade confirmations are made and kept in the manner described in your letter.

Facts

You state the following: Omgeo's TradeSuite service electronically transmits trade confirmations ("TradeSuite confirmations") to Advisers on behalf of broker-dealers registered under the Securities Exchange Act of 1934 that effect transactions for advisory clients of such Advisers. Omgeo proposes to offer a new recordkeeping service to Advisers (the "Recordkeeping Service") under which each Adviser would rely on Omgeo to make and keep, on behalf of that Adviser, copies of the TradeSuite confirmations supplied to that Adviser. Currently, an Adviser that receives electronically transmitted trade confirmations must download or print a copy of each TradeSuite confirmation it receives in order to comply with Rule 204-2(a)(7) or 204-2(b)(3) under the Advisers Act, as applicable, and must store it consistent with the requirements for electronic storage specified in Rule 204-2(g) and for the retention times specified in Rule 204-2(e) under the Advisers Act.[1]

Under Omgeo's proposal, an Adviser subscribing to the Recordkeeping Service ("Adviser Participant") would continue to receive TradeSuite confirmations as they do now, but would not be required to download or print copies of those confirmations to comply with Rules 204-2(a)(7) and 204-2(b)(3) under the Advisers Act, and could rely on Omgeo to assist it with compliance with Rule 204-2(g) under the Advisers Act. You represent that Omgeo, in accordance with the provisions of Rule 204-2(g) under the Advisers Act,[2] would retain an electronic copy of the TradeSuite confirmation that Omgeo sends to each Adviser Participant for not less than five years from the end of the fiscal year during which the last

[1] We have previously agreed not to recommend enforcement action to the Commission under Rule 204-2(a)(7) under the Advisers Act if Advisers treat TradeSuite confirmations as an original communication for purposes of that Rule, and under Rule 204-2(b)(3) under the Advisers Act if Advisers use TradeSuite confirmations to satisfy the requirements under that Rule to make and keep copies of confirmations of all transactions effected by or for the account of a client. See letters to The Depository Trust Company, SEC Staff No-Action Letters (Sept. 4, 1992) and (Apr. 17, 2001).

[2] You represent that Omgeo's internal systems for maintaining and preserving confirmations on behalf of Adviser Participants meet all of the requirements of Rule 204-2(g) under the Advisers Act.

entry was made on the confirmation, and would make that copy available to the Adviser Participant through computers located in the Adviser Participant's office. You represent that in the event that an Adviser is no longer an Adviser Participant, Omgeo will provide the former Adviser Participant with requested documents within 24 hours of the time of the request. In addition, you represent that if Omgeo ceases operations, it will make arrangements reasonably acceptable to the Commission or its staff to ensure the continued availability of documents for regulatory purposes during the remainder of the applicable recordkeeping period.

Analysis

Rule 204-2(a)(7) under the Advisers Act requires an investment adviser to make and keep originals of all written communications received relating to the placing or execution of any order to purchase or sell any security. Such written communications include trade confirmations. This requirement applies both to advisers who maintain custody of their clients' assets and those who do not. Rule 204-2(b)(3) under the Advisers Act requires an investment adviser that maintains custody of any of its client's assets to make and keep copies of confirmations of all transactions effected by or for the account of any such client.

Rule 204-2(g) under the Advisers Act, in relevant part, permits an investment adviser to maintain and preserve records electronically, provided that: (1) the records are arranged and indexed in a way that permits easy location, access, and retrieval of any particular record; (2) legible, true, and complete copies of the record in the medium and format in which it is stored, printouts of the records and the means to access, view and print the records can be, and are, made available to Commission examiners promptly upon request; (3) a duplicate of the computer storage medium is stored separately from the original; and (4) procedures are implemented for the maintenance and preservation of, and access to, records so as to reasonably safeguard the records from loss, alteration or destruction.

We have previously taken no-action positions under Rules 204-2(a)(7) and 204-2(b)(3) with respect to the maintenance of records available to subscribers through an electronic document delivery system.[3] We based our positions, in part, on the existence of certain safeguards designed to protect the records from loss, alteration, or destruction and to ensure that they would be accessible to the Commission staff.[4] You believe that the following representations, which are similar to those made in the prior

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[3] See First Call Corporation, SEC Staff No-Action Letter (Sept. 6, 1995) ("First Call") and Disclosure Incorporated, SEC Staff No-Action Letter (Aug. 22, 1996). We have stated that an investment adviser may delegate certain record creation and retention responsibilities to a third party, but the adviser cannot, by doing so, avoid liability for violating the Advisers Act or the rules thereunder if the third party fails to carry out those responsibilities. See First Call and National Regulatory Services, SEC Staff No-Action Letter (Dec. 2, 1992).

[4] In addition, the amendments to Rule 204-2 under the Advisers Act and Rule 31a-2 under the Investment Company Act of 1940 expanded the circumstances under which advisers and funds may keep records on electronically stored media, provided that they established and maintained procedures: (i) to safeguard the records from loss, alteration, or destruction; (ii) to limit access to the records to authorized personnel, the Commission, and (in the case of funds) fund directors; and (iii) to ensure that electronic copies of non-electronic originals are complete, true, and legible. See Final Rule: Electronic Recordkeeping by Investment Companies and Investment Advisers, Investment Company Act Rel. No. 24991 (May 24, 2001).

letters, similarly satisfy the concerns underlying the Rule. Specifically, you represent that:

(1) Omgeo will store at least two electronic copies of all confirmations sent to Adviser Participants for not less than five years from the end of the fiscal year during which the last entry was made on the confirmation. At least one copy of each document will be stored in a secure facility separate from the facility used to store the other copies;

(2) During the retention periods specified in the Advisers Act recordkeeping rules, Adviser Participants will be able, at any time, to access confirmations sent through TradeSuite through computers located at the Adviser Participant's office.[5] Former Adviser Participants may request from Omgeo in writing copies of any TradeSuite confirmation for not less than five years from the end of the fiscal year during which the last entry was made on the TradeSuite confirmation.[6] In the event that an Adviser Participant ceases operations without making adequate provision for its continued compliance with its recordkeeping obligations in accordance with Rule 204-2(f) under the Advisers Act, Omgeo will provide the Commission within 24 hours of the time of the request, without charge to the Commission, an electronic copy of any record that the Adviser Participant received through TradeSuite for not less than five years after the end of the fiscal year during which the last entry was made on the confirmation;[7]

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[5] Rule 204-2(e)(1) under the Advisers Act requires that books and records specified under the rule (except for books and records required to be made under the provisions of paragraphs (a)(11) (relating to, among other things, advertisements), (a)(12)(i), (a)(12)(iii), (a)(13)(ii), (a)(13)(iii) (collectively relating to code of ethics' requirements), (a)(16) (relating to, among other things, the adviser's ability to demonstrate the calculation of its advertised performance or rate of return of its managed accounts or securities recommendations), and (a)(17)(i) (relating to the adviser's compliance policies and procedures) be maintained in an easily accessible place for a period of not less than five years from the end of the fiscal year during which the last entry on the book or record was made, the first two years in an appropriate office of the investment adviser. See also First Call, supra note 3 ("We believe that if an adviser has essentially immediate access to a record (on the adviser's proprietary system or otherwise) through a computer located at an appropriate office of the adviser, then that record is being maintained 'at an appropriate office of the adviser' as required by Rule 204-2(e)(1)").

In addition, Adviser Participants that retain TradeSuite confirmations as part of compliance with Rule 204-2(a)(16) are reminded that they must maintain and preserve these records in accordance with Rule 204-2(e)(3) under the Advisers Act, which requires that the records described in Rule 204-2(a)(16) be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the adviser, from the end of the fiscal year during which the adviser last published or disseminated the communication.

[6] You represent that Omgeo will provide a former Adviser Participant with requested documents within 24 hours of the time of the request.

[7] Rule 204-2(f) under the Advisers Act requires that any investment adviser subject to the rule, before discontinuing its investment advisory business or otherwise terminating its advisory activities, shall arrange and be responsible for the preservation of books and records required by the rule for the remainder of the period specified by the rule. Paragraph (f) also requires that the adviser notify the Commission of the address at which such books and records will be maintained. We note that even if Omgeo provides the access described in this representation, an adviser that does not make arrangements with Omgeo, or otherwise make arrangements, for the continued preservation of books and records as required by Rule 204-2(f)

(3) In the event that Omgeo ceases operations, it will make arrangements reasonably acceptable to the Commission or its staff to ensure the continued availability of documents for regulatory purposes during the remainder of the applicable recordkeeping period; and

(4) Omgeo's internal systems for making and keeping confirmations on behalf of Adviser Participants meet all of the requirements of Rule 204-2(g) under the Advisers Act.

Accordingly, based on the facts and representations in your letter, we would not recommend enforcement action to the Commission under Rules 204-2(a)(7), 204-2(b)(3) and 204-2(g) under the Advisers Act against an Adviser Participant if Omgeo makes and keeps TradeSuite confirmations on behalf of an Adviser Participant in the manner described in your letter.[8] Because our position is based on the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion. This letter represents only the Division's position on enforcement action and does not purport to express any legal conclusion on the questions presented.

Holly Hunter-Ceci
Senior Counsel

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would violate the Advisers Act, and the Commission could institute enforcement action against that adviser. See, e.g., J. Baker Tuttle Corp., Initial Decision No. 13 (Dec. 21, 1990).

[8] You request similar no-action relief for advisers that subscribe to Omgeo's Central Trade Manager Service in which trade confirmations are referred to as "Trade Components Information." See Omgeo LLC, SEC Staff No-Action Letter (Dec. 14, 2006). Based on the facts and representations in your letter, our position with respect to Rules 204-2(a)(7), 204-2(b)(3) and 204-2(g) will also apply to advisers that rely upon Omgeo to make and keep Trade Components Information on their behalf.

omgeo

Shaping STP™

Norman M. Reed
General Counsel

Omgeo
55 Water Street
22nd Floor
New York, NY 10041

Tel 212.855.3244
Fax 212.855.3215
www.omgeo.com

August 13, 2009

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Relief from Investment Advisers Act Rule 204-2

Dear Mr. Scheidt:

Omgeo LLC ("Omgeo") is a Delaware limited liability company that is a joint venture between The Depository Trust & Clearing Corporation ("DTCC") and certain subsidiaries of Thomson Reuters.[1] Omgeo transmits to investment advisers ("Advisers") registered under the Investment Advisers Act of 1940 ("Advisers Act") trade confirmations on behalf of broker-dealers registered under the Securities Exchange Act of 1934 ("Exchange Act") that effect transactions for advisory clients ("Clients") of such Advisers as part of Omgeo's TradeSuite system.[2]

Omgeo requests assurance that the staff of the Division of Investment Management ("Division") of the Securities and Exchange Commission ("Commission" or "SEC") will not recommend enforcement action under Rules 204-2(a)(7), 204-2(b)(3) and 204-2(g) under the Advisers Act against Advisers that are participants in Omgeo's TradeSuite service ("Adviser Participants") if, under the circumstances described below, those Adviser Participants, relying on Omgeo's proposed Recordkeeping Service (described below):

(i) Treat TradeSuite confirmations of securities transactions as original communications for purposes of Rule 204-2(a)(7) under the Advisers Act, without downloading or printing out paper copies of those confirmations; and

(ii) In the case of Adviser Participants that have custody or possession of clients' assets, rely on receipt of, and access to, TradeSuite confirmations to satisfy the

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[1] DTCC was created in 1999 as a holding company for The Depository Trust Company ("DTC") and the National Securities Clearing Corporation, each of which is registered as a clearing agency pursuant to Section 17A of the Exchange Act.

[2] TradeSuite is the current name of the ID System that was formerly operated by DTC.

requirements of Rule 204-2(b)(3) under the Advisers Act, without downloading or printing out paper copies of those confirmations.

Omgeo requests this relief specifically, where the Adviser Participants rely on Omgeo to maintain and preserve such confirmations on their behalf, in an electronic medium in compliance with Advisers Act Rules 204-2(e) and 204-2(g), as described below.[3]

Omgeo's Recordkeeping Service

Omgeo's TradeSuite service electronically transmits trade confirmations to Adviser Participants on behalf of registered broker-dealers participating in the TradeSuite Service ("Broker-Dealer Participants"). Since 1992, the Division has provided relief to Adviser Participants, permitting them to treat TradeSuite confirmations as an original communication for purposes of Advisers Act Rule 204-2(a)(7) and to satisfy their requirement under Advisers Act Rule 204-2(b)(3) to make and keep copies of confirmations of all transactions effected by or for the account of a client.[4] Omgeo is asking the Division to clarify that Adviser Participants may rely on the relief provided in the 1992 No-Action Letter, without either downloading or printing out paper copies of TradeSuite confirmations, if Omgeo preserves copies of those confirmations as part of Omgeo's Recordkeeping Service, discussed below.[5]

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[3] As discussed below, Omgeo also asks the Division to extend the relief from Rule 204-2 previously granted to Omgeo on behalf of its investment adviser participants in Omgeo's Central Trade Manager service ("CTM"), if Omgeo keeps and maintains the Trade Component Information, as defined below, relating to transactions confirmed through CTM, without those investment adviser participants downloading or printing the Trade Component Information, as is currently required. See letter re: Omgeo LLC (December 14, 2006) ("December 2006 No-Action Letter").

With respect to the recordkeeping requirements under the Investment Company Act of 1940 ("Company Act"), Rule 31a-3 explicitly contemplates use of a third-party recordkeeper for the required records of investment companies. Omgeo will operate its Recordkeeping Service in compliance with Company Act Rules 31a-1(f), 31a-2 and 31a-3.

[4] See letters re: The Depository Trust Company (September 4, 1992) ("1992 No-Action Letter") (granting relief to Adviser Participants from Rules 204-2(a)(7) and (b)(3); and (April 17, 2001) ("2001 No-Action Letter")(confirming that the relief granted in 1992 No-Action Letter continues after the transfer of the TradeSuite Service from DTC to Omgeo).

[5] Omgeo recently began offering a new "confirmation backer" service, under which TradeSuite confirmations may be sent by Omgeo to Adviser Participants, where the trade details are contained in the message sent to the Adviser Participant, and the information customarily appearing on the back of a paper confirmation is made available through a URL that the Adviser Participant may access. For a detailed description of this new service, see letter re: Omgeo, LLC (March 12, 2008)("2008 No-Action Letter")(in which the Commission's Division of Trading and Markets granted relief from Exchange Act Rule 10b-10 to broker-dealers relying on this new service).

Omgeo proposes to offer a new recordkeeping service to Adviser Participants (the "Recordkeeping Service") under which each Adviser Participant may rely on Omgeo to maintain and preserve, on behalf of that Adviser Participant, in compliance with paragraphs (e) and (g) of Advisers Act Rule 204-2, copies of the TradeSuite confirmations supplied to that Adviser Participant. Adviser Participants using the Recordkeeping Service would continue to receive TradeSuite confirmations as described above, but would not be required to download and print out copies of those confirmations to comply with Rules 204-2(a)(7), 204-2(b)(3) and 204-2(e). Instead, Omgeo would retain an electronic copy of the TradeSuite confirmation Omgeo sends to each Adviser Participant that utilizes the Recordkeeping Service and make that copy available to the Adviser Participant or to the SEC staff promptly upon request, including through computer terminals located in the Adviser Participant's office.

Legal Analysis

Omgeo believes that its request to permit Adviser Participants to receive TradeSuite confirmations as described above, without downloading or printing them, using Omgeo's Recordkeeping Service, is consistent with Advisers Act Rules 204-2(a)(7) and (b)(3), and where applicable, prior relief provided by the Division. Omgeo believes further that its request to permit Adviser Participants to rely on Omgeo's Recordkeeping Service to maintain and preserve copies of TradeSuite confirmations in satisfaction of Rules 204-2(e) and (g), on the Adviser Participant's behalf is also consistent with those rules, and where applicable, prior Commission and Division action relating to investment adviser recordkeeping.

A. Advisers Act Rules 204-2(a)(7) and 204-2(b)(3).

Section 204 of the Advisers Act and Rule 204-(2)(a)(7) thereunder require Advisers to maintain originals of all written communications received that relate to the receipt, disbursement or delivery of funds or securities or the placing or execution of an order to purchase or sell any security. Rule 204-2(b)(3) also requires Advisers that have custody or possession of Clients' securities or funds to make and keep copies of confirmations of all transactions initiated by them that are effected for the account of each Client. As stated above, in 1992, DTC received a no-action letter from the Division that clarified that investment advisers may rely on TradeSuite (at that time, DTC ID) confirmations to satisfy the recordkeeping requirements of Rules 204-2(a)(7) and (b)(3).[6] In a letter to DTC in 2001, the Division stated that DTC's transfer of its TradeSuite service to Omgeo did not affect the staff's positions expressed in the 1992 No-Action Letter.[7]

Under Omgeo's Recordkeeping Service, Adviser Participants will continue to receive all of the information that they already receive on TradeSuite confirmations. The only difference from what they are required to do today, would be that they would rely on Omgeo to preserves copies of those confirmations for them. Moreover, Adviser Participants will be able to download and

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[6] See 1992 No-Action Letter, <u>supra</u> n. 4.

[7] See 2001 No-Action Letter, <u>supra</u>, n. 4.

print out copies of the TradeSuite confirmations (including under Confirmation Backer), permitting them to either save the confirmations in electronic form, or to print them out and store them in paper form, where necessary or advisable. Accordingly, Omgeo believes that the Division's views in the 1992 No-Action Letter should also apply to TradeSuite confirmations preserved through the Recordkeeping Service. Omgeo therefore requests that the Division advise Omgeo that it would not recommend enforcement action to the Commission under Advisers Act Rules 204-2(a)(7) or 204-2(b)(3) if Adviser Participants rely on TradeSuite confirmations preserved through Omgeo's Recordkeeping Service to satisfy the requirements of those rules, without downloading or printing them out, as described above.

B. Advisers Act Rules 204-2(e) and 204-2(g).

Rule 204-2(e) under the Advisers Act requires Advisers to maintain and preserve copies of all written communications received which relate to the receipt, disbursement or delivery of funds or securities or the placing or execution of an order to purchase or sell any security in an easily accessible place for not less than five years from the end of the fiscal year during which the last entry was made on such record, the first two years in an office of the Adviser. Rule 204-2(e) also requires Advisers who have custody or possession of Clients' securities or funds to maintain and preserve copies of all confirmations of all transactions effected by or for the account of any such Client in an easily accessible place for not less than five years from the end of the fiscal year during which the last entry was made on such record, the first two years in an office of the Adviser. Rule 204-2(g) permits Advisers maintaining and preserving records required under the Advisers Act, to maintain and preserve those records using electronic storage media. To comply with Rule 204-2(g), investment advisers are required to do the following (the "Requirements"):[8]

(a) Arrange and index the records in a way that permits easy location, access, and retrieval of any particular record;

(b) Provide promptly any of the following that the Commission (by its examiners or other representatives) may request:

(i) A legible, true and complete copy of the record in the medium and format in which it is stored;
(ii) A legible, true and complete printout of the record; and
(iii) Means to access, view, and print the records; and

(c) Separately store, for the time required for preservation of the original record, a duplicate copy of the record on any medium allowed by Rule 204-2.

The Adviser maintaining and preserving records electronically must also establish and maintain procedures to do the following (the "Procedures"):

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[8] See Investment Advisers Act Release No. 1945 (May 24, 2001).

(a) To safeguard the records from loss, alteration, or destruction;

(b) To limit access to the records to authorized personnel, the Commission, and (in the case of funds) fund directors; and

(c) To ensure that non-electronic originals are complete, true and legible.

Omgeo's internal systems for maintaining and preserving confirmations on behalf of Adviser Participants meets the Requirements, and Omgeo has established and maintains procedures meeting the terms of the Procedures. Omgeo is already required to maintain and preserve TradeSuite confirmations and make them available to the Commission upon request for not less than the periods required by Exchange Act Rules 17a-3 and 17a-4.[9] Under Omgeo's Recordkeeping Service, Omgeo would retain copies of TradeSuite confirmations for a period of not less than five years from the end of the fiscal year during which the last entry was made on the confirmation,[10] and would continue to make them available to the Commission staff promptly upon request. Omgeo would store at least one copy of each document in a secure facility separate from the facility used to store other copies.

The Division has previously permitted third-party vendors to retain records that were provided to Advisers electronically, provided certain conditions were met and provided that the Adviser retained responsibility for the records.[11] The first requirement was that the records be maintained at an appropriate office of the Adviser.[12] In this regard, the Division has previously stated that "if an adviser has essentially immediate access to a record (on the adviser's proprietary system or otherwise) through a computer located at an appropriate office of the adviser, then the record is being maintained 'at an appropriate office of the adviser' as required by Rule 204-2(e)(1)."[13] Under Omgeo's proposed Recordkeeping Service, Adviser Participants will be able to obtain TradeSuite confirmations sent to the Adviser within the prior five fiscal years promptly, by accessing Omgeo's database through the Adviser's computer terminal located at the Adviser Participant's office.

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[9] Exchange Act Rule 17a-3(a)(8) requires broker-dealers to keep copies of all trade confirmations. Rules 17a-4(b)(1) requires record of trade confirmations to be retained for a period of not less than three years, the first two in an easily accessible place.

[10] In order to ensure that the confirmations are retained for not less than five years from the end of the Adviser Participant's fiscal year during which the last entry was made on the confirmation, Omgeo would retain each confirmation for a period of not less than six years from the end of the calendar year in which the confirmation was sent.

[11] See letters re: First Call Corporation (September 6, 1995) ("First Call Letter") and Disclosure Incorporated (August 22, 1996) ("Disclosure Incorporated Letter"); see also letter re: National Regulatory Services, Inc. (December 2, 1992).

[12] See First Call Letter. "Immediate access" to records was defined to include the ability to promptly provide to Commission examination staff hard copies of the records or access to the storage medium. Id.

[13] Id.

In the prior letters in which third-party vendors were permitted to maintain and preserve electronic communications on behalf of Advisers, the vendors made additional representations, substantially as follows, to ensure the Division that safeguards were in place designed to protect the records from loss or destruction and to ensure that they would be accessible to the Commission staff. In this regard, Omgeo hereby represents as follows:[14]

(a) Omgeo will store at least two electronic copies of all confirmations sent to Adviser Participants for not less than five years from the end of the fiscal year during which the last entry was made on the confirmation. At least one copy of each document will be stored in a secure facility separate from the facility used to store the other copies.

(b) During the retention periods specified in the Advisers Act recordkeeping rules, Adviser Participants will be able, at any time, to access confirmations sent through TradeSuite through computer terminals located at the Adviser Participant's office.[15] Former Adviser Participants may request from Omgeo in writing paper copies of any TradeSuite confirmation for not less than five years from the end of the fiscal year during which the last entry was made on the TradeSuite confirmation. Omgeo will make such paper confirmations available to the Adviser Participant within 24 hours of receiving the written request. In the event that an Adviser Participant ceases operations without making adequate provisions for its continued compliance with its recordkeeping obligations in accordance with Rule 204-2(f) under the Advisers Act, Omgeo will provide the Commission within 24 hours of the time of the request, without charge to the Commission, an electronic copy of any record that the Adviser

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[14] In the First Call Letter and the Disclosure Incorporated Letter, each vendor represented that it would provide Advisers with reports listing documents accessed through the vendor's services that were being retained by the vendor electronically on the investment adviser's behalf.

[15] Rule 204-2(e)(1) under the Advisers Act requires that books and records specified under the Rule (except for books and records required to be made under the provisions of paragraphs (a)(11) (relating to, among other things, advertisements), (a)(12)(i), (a)(12)(iii), (a)(13)(ii), (a)(13)(iii) (collectively relating to code of ethics' requirements), (a)(16) (relating to, among other things, the adviser's ability to demonstrate the calculation of its advertised performance or rate of return of its managed accounts or securities recommendations), and (a)(17)(i) (relating to the adviser's compliance policies and procedures) be maintained in an easily accessible place for a period of not less than five years from the end of the fiscal year during which the last entry on the book or record was made, the first two years in an appropriate office of the investment adviser.

Adviser Participants that retain TradeSuite confirmations as part of compliance with Rule 204-2(a)(16) are required to maintain and preserve those records in accordance with Rule 204-2(e)(3) under the Advisers Act, which requires that records described in Rule 204-2(a)(16) be maintained and preserved in an easily accessible place for a period of not less than five years, the first two in an appropriate office of the Adviser Participant, from the end of the fiscal year during which the Adviser Participant last published or disseminated the communication.

Participant received through TradeSuite for not less than five years after the end of the fiscal year during which the last entry was made on the confirmation;[16]

(c) In the event Omgeo ceases operations, it will make arrangements reasonably acceptable to the Commission or its staff to ensure the continued availability of confirmations for regulatory purposes during the remainder of the applicable recordkeeping period; and

(d) Omgeo's internal systems for making and keeping confirmations on behalf of Adviser Participants meet all of the requirements of Rule 204-2(g) under the Advisers Act.

C. Central Trade Manager

CTM is a trade management service that permits broker-dealers and investment advisers to confirm electronically their transactions through a flexible, streamlined process, rather than through the sequential process typically used in TradeSuite. For example, in TradeSuite, a broker-dealer and investment adviser send messages to each other in a fixed sequence. Each party must wait until it receives a message from the other party before sending the next message. After the investment adviser has placed an order (which is typically of a block size) with the broker-dealer and the broker-dealer has executed the order, the broker-dealer sends the investment adviser a notice of execution ("NOE") summarizing the trades that were done to complete the order. After receiving the NOE, the investment adviser sends the broker-dealer a message containing the allocation of the securities purchased or sold in the order to each of the accounts for which the order was placed. After receipt of the allocations, the broker-dealer sends contract details to TradeSuite for each account. The allocations are then matched (the methods differ depending on whether the parties use Omgeo's central matching procedure, such as Omgeo TradeMatch) and the investment adviser receives electronic confirmations that the investment adviser may treat as an original communication for purposes of Rule 204-2(a)(7) and a confirmation for purposes of Rule 204-2(b)(3) for each account.[17]

In CTM, each party may enter its information about a trade (which is typically of block size) into CTM whenever that party is ready to do so and in whatever order it wishes to enter the information. The parties can enter information independently of one another, and either party can initiate the trade entry process. After an investment adviser places an order with a broker-dealer, the investment adviser can send CTM information about the order (called trade level information), information about the way in which securities purchased or sold in a block are to be allocated (called trade details), or both types of information, without waiting to receive any message from the broker-dealer. CTM matches trade data at the block level and at the allocation

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[16] Rule 204-2(f) under the Advisers Act requires that any investment adviser subject to the rule, before discontinuing its investment advisory business or otherwise terminating its advisory activities, shall arrange and be responsible for the preservation of books and records required by the rule for the remainder of the period specified by the rule. Paragraph (f) also requires that the adviser notify the Commission of the address at which such books and records will be maintained.

[17] See 1992 No-Action Letter, supra n. 4.

level. During its processing operations, CTM compiles in a central database current information about the match status of each component of a trade, including the information required by Rule 10b-10 that the broker-dealer sent to CTM with the broker-dealer's trade details. If the trade details match, CTM indicates this fact to the investment adviser and to the broker-dealer by reporting to them a matched status for each of the trade components, and the trade is ready for settlement. The information in that database about the trade components, is referred to as "Trade Components Information" or "TCI".[18] The investment adviser can print or download TCI that it receives through inquiries through a browser-based interface to CTM or by sending a message to CTM.

In a 2006 letter to Omgeo,[19]the Division granted no-action relief under Rules 204-2(a)(7) and (b)(3) of the Advisers Act if an investment adviser treats printed or downloaded Trade Components Information as (i) an original communication for purposes of Rule 204-2(a)(7) and a confirmation for purposes of Rule 204-2(b)(3) under the Advisers Act, without receiving a confirmation meeting the requirements of Rule 10b-10 directly from the broker-dealer. Omgeo is asking the Division to expand the relief granted, based on the facts and representations contained in the December 2006 No-Action Letter, to permit investment adviser participants in CTM to rely on Omgeo as a third-party recordkeeper to keep and maintain CTM confirmations on behalf of investment adviser participants in CTM, pursuant to Rules 204-2(a)(7) and (b)(3), (e) and (g), without the investment adviser participants in CTM downloading or printing out CTM confirmations as currently required. Omgeo would keep and maintain the TCI under the same terms and conditions as Omgeo has represented it would keep and maintain TradeSuite confirmations for Adviser Participants under Omgeo's proposed Recordkeeping Service, including in compliance with the Requirements and the Procedures discussed above.

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As discussed above, Omgeo requests assurances from the Division that it would not recommend enforcement action under Advisers Act Rules 204-2(a)(7), 204-2(b)(3) and 204-2(g) if an Adviser Participant relies on TradeSuite confirmations sent by Omgeo to satisfy the recordkeeping requirements of those rules, without downloading or printing out a paper copy, where the Adviser Participant relies on Omgeo's Recordkeeping Service. Omgeo believes that, because Adviser Participants will be able to view, download and print where desired copies of the TradeSuite confirmations in their offices for not less than five years from the end of the fiscal year during which the last entry was made on the confirmation, such assurances would be consistent with prior Division relief. Such relief would allow Adviser Participants to save significant amounts by limiting their need to download or print TradeSuite confirmations to only

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[18] Trade Components Information is the information in Omgeo's CTM database containing the trade details of applicable transactions. TCI includes, among other data, the information required to be disclosed by a broker-dealer to its customer in writing under Rule 10b-10.

[19] See December 2006 No-Action Letter, supra n. 3.

those situations where that information is needed for internal purposes or to comply with a request from the Commission or its staff.[20]

As Omgeo currently maintains and preserves copies of all of the confirmations it issues for Broker-Dealer Participants, Omgeo believes that it is the most appropriate repository to which regulatory authorities can turn to obtain complete copies of an Adviser Participant's confirmations issued by TradeSuite. Omgeo also continues to adhere to its agreement, contained in its SEC exemptive order, and prior no-action letters, to make available to the Commission's examination staff in a prompt manner a copy of any confirmation it issues where requested by the staff.[21] For these reasons, Omgeo believes that permitting an Adviser Participant to satisfy Advisers Act Rules 204-2(e) and 204-2(g) by relying on Omgeo to maintain and preserve the TradeSuite confirmations that they receive should meet the Commission's regulatory objectives in requiring Adviser Participants to maintain and preserve TradeSuite confirmations.

We would welcome the opportunity to discuss this request with you. If you have any questions regarding this request, please call me at 212-855-3244, or our outside counsel, Jack Drogin of Schiff Hardin LLP, at 202-778-6422. On behalf of Omgeo, we appreciate the staff's consideration of this request.

Very truly yours,

Norman M. Reed
General Counsel

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[20] In this regard, the staff of the Division of Trading and Markets recognized the cost imposed on investment advisers and investment companies when it first addressed a request to grant relief for confirmations delivered by the DTC ID system, which later became TradeSuite. See letter re: The Depository Trust Company (October 29, 1974)(granting relief under Exchange Act Rule 15c1-4) ("You indicate that eliminating the need for an additional confirmation, which is now provided by participating ID broker-dealers, will reduce the costs not only of such ID broker-dealers but also ID institutions").

[21] See Securities Exchange Act Release No. 44188 (April 17, 2001)(granting Omgeo an exemption from clearing agency registration). See, also, e.g., SEC letter re: The Depository Trust Company (January 31, 1983); and 2008 No-Action Letter, supra, n. 5.